UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date May 2, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

May 2, 2025
Medellin, Colombia

DECISIONS TAKEN BY THE GENERAL MEETING OF COLOMBIAN HOLDERS OF SUSTAINABILITY-LINKED BONDS

In furtherance of the steps aimed to modify the corporate structure of Bancolombia S.A. ("Bancolombia") and its subsidiaries ("Grupo Bancolombia"), as a result of which, once a series of corporate transactions are completed, Grupo Cibest will be the holding company of Grupo Bancolombia, and the shareholders of Bancolombia will become shareholders of Grupo Cibest, Bancolombia announced today that the General Meeting of Colombian Holders of Sustainability-Linked Bonds outstanding in the secondary market, issued on October 25, 2022, was held.

For this purpose, a report from Bancolombia was submitted to Colombian bondholders' for review for the period set forth in the applicable rules.

The General Meeting of Colombian Holders of Sustainability Linked Bonds approved the distribution of certain assets and subsidiaries of Banca de Inversión Bancolombia S.A. Corporación Financiera in favor of Bancolombia and the distribution of certain assets and subsidiaries of Bancolombia in favor of Grupo Cibest S.A., and the amendment of the indenture to modify the change of control provision, each with the vote of 100% of the bondholders present, representing 100% of the outstanding bonds.

With this approval by bondholders, one of the required conditions for Bancolombia's Corporate Structure Changes has been met.

The management of Bancolombia confirms that the necessary procedures and authorizations were completed to hold the General Meeting of Colombian Bondholders, and that the decisions adopted fall within the powers of the General Meeting of Colombian Bondholders of Sustainability Linked Bonds in accordance with applicable law.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
IR@bancolombia.com.co	IR@bancolombia.com.co

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